July 11, 2014

BY EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Attention:	Mr. William H. Thompson
Accounting Branch Chief

Re:	Fair Isaac Corporation
Form 10-K for Fiscal Year Ended September 30, 2013
Filed November 12, 2013
Form 10-Q for Fiscal Quarter Ended March 31, 2014
Filed April 28, 2014
File No. 1-11689

Ladies and Gentlemen:

On behalf of Fair Isaac Corporation (the “Company”), I am pleased to submit this response to the comment of the Staff on the above-referenced filings, as set forth in Mr. Thompson’s letter dated July 3, 2014.

If appropriate, it is our understanding that we will need to consider the comment, and incorporate appropriate disclosure, in our future reports on Forms 10-Q and 10-K. For convenience, the Staff’s comment is set forth below, followed by Fair Isaac’s response.

Form 10-Q For Fiscal Quarter Ended March 31, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 18

1.
Please explain to us why you had a true-up associated with an underpayment of royalties over a multi-year period. In your response, please include the amount of the true-up adjustment to revenues for each year and the impact on your income before income taxes.

Company Response

The Company periodically performs audits of the three major credit reporting agencies, TransUnion, Equifax, and Experian, and other parties that distribute our products. We record the true-up to our revenues in the period in which an audit settlement is reached and the fees become fixed or determinable. During the quarter ended March 31, 2014, we concluded an audit with one of our distributors which covered our fiscal years 2008 through 2013. The amount of the true-up adjustment to revenues was immaterial for each of the individual years impacted when compared to our income before income taxes as follows:

	September 30, 2008	September 30, 2009	September 30, 2010	September 30, 2011	September 30, 2012	September 30, 2013
Amount of true-up	$222,000	$308,000	$393,000	$409,000	$704,000	$692,000
Income before income taxes, as reported	$112,995,000	$97,570,000	$92,304,000	$97,455,000	$136,243,000	$131,984,000
True-up as a percent of income before income taxes	0.20%	0.32%	0.43%	0.42%	0.52%	0.52%

Acknowledgment

In connection with responding to the Comment Letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Michael J Pung
Michael J Pung
Executive Vice President and
Chief Financial Officer